UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Roivant Sciences Ltd.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G76279 101
(CUSIP Number)
12/31/2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Vivek Ramaswamy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 81,454,521 (1)
	6	SHARED VOTING POWER -
	7	SOLE DISPOSITIVE POWER 81,454,521 (1)
	8	SHARED DISPOSITIVE POWER -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,454,521 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.75%
12	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 51,929,426 shares of restricted stock covering common shares that are fully vested (“RSAs”) and (ii) 29,525,095 common shares underlying stock options to purchase common shares (“Options”).

(2) Percentage ownership is based on (i) 805,846,006 common shares issued and outstanding as of February 9 2024 as disclosed by the Issuer in its Form 10-Q for the quarterly period ended December 30, 2023, as filed with the Securities and Exchange Commission on February 13 2024 and (ii) 25,525,095 common shares underlying Options held by Mr. Ramaswamy that are subject to vesting and settlement within 60 days of December 31, 2023 and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

ITEM 1.	(a) Name of Issuer:

Roivant Sciences Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom.

ITEM 2.	(a) Name of Person Filing:

This Amendment to Schedule 13G (the “Amendment”) is being filed by Vivek Ramaswamy (the “Reporting Person”).

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of the Reporting Person is c/o Roivant Sciences Ltd., 7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom.

(c)	Citizenship or Place of Organization:

See row 4 of the cover page to this Amendment.

(d)	Title of Class of Securities:

Common Shares, $0.0000000341740141 per share.

(e)	CUSIP Number: G76279 101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All calculations of percentage ownership herein are based on an aggregate of 835,371,101 common shares issued and outstanding as of February 9th 2024, based on (i) 805,846,006 common shares issued and outstanding as of February 9th 2024 as disclosed by the Issuer in its Form 10-Q for the quarterly period ended December 30, 2023, as filed with the Securities and Exchange Commission on February 13 2024 and (ii) 29,525,095 common shares underlying Options held by Mr. Ramaswamy that are subject to vesting and settlement within 60 days of December 31, 2023 and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

(a)	Amount beneficially owned:

81,454,521 common shares, consisting of (i) 51,929,426 RSAs covering common shares and (ii) 29,525,095 common shares underlying Options.

(b)	Percent of class:

9.75%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

81,454,521 common shares, consisting of (i) 51,929,426 RSAs covering common shares and (ii) 29,525,095 common shares underlying Options.

(ii)	Shared power to vote or to direct the vote:

N/A

(iii)	Sole power to dispose or to direct the disposition of:

81,454,521 common shares, consisting of (i) 51,929,426 RSAs covering common shares and (ii) 29,525,095 common shares underlying Options.

(iv)	Shared power to dispose or to direct the disposition of:

N/A

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

By: /s/ Vivek Ramaswamy

Name: Vivek Ramaswamy